Prospectus Supplement No.3	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated February 5, 2007)	File No. 333-131370

PROSPECTUS

El Capitan Precious Metals, Inc.

20,254,384 shares of Common Stock

This information contained in this prospectus supplement amends and updates our prospectus dated February 5, 2007, as supplemented by Prospectus Supplement No. 1 dated February 15, 2007 and Prospectus Supplement No. 2 dated May 23, 2007 (collectively, the “Prospectus”), and should be read in conjunction therewith. Please keep this prospectus supplement with your Prospectus for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 21, 2007

Note Regarding Forward-Looking Statements

Certain statements contained in this prospectus supplement that are forward-looking in nature are based on the current expectations, beliefs, plans, objectives, assumptions or future events or performance of our management. In addition, when used in this prospectus, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which is subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain, and may involve factors outside of our control. These risks and uncertainties include, among others, the results of metallurgical testing performed by or on behalf of our company, interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, prefeasibility and feasibility studies and the possibility that future exploration, will not be consistent with past results and/or our expectations, discrepancies between different types of testing methods, the ability potential purchasers of our properties to mine precious and other minerals on a cost effective basis; our ability to successfully complete contracts for the sale of its properties, uncertainty relating to acquisitions, fluctuations in world market prices for precious metals, our ability to obtain financing for continued exploratory activities on satisfactory terms, our ability to obtain necessary financing, our ability to enter into and meet all the conditions to close contracts to sell its mining properties that we choose to list for sale, our ability to obtain necessary government approvals, licenses and permits, and other risks and uncertainties described in our filings from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified in the “Risk Factors” section of the Prospectus, among others, may impact forward-looking statements contained in this prospectus supplement.
Changes in Management

On April 6, 2007, we appointed Kenneth Pavlich as our Chief Executive Officer and President, effective upon the resignation of Mr. Charles Mottley on the same date. Mr. Mottley remained the Chairman of our Board.

Effective April 15, 2007, James Ricketts resigned from the Board and from his position as our Secretary. Effective on the same date, L. Ron Perkins also resigned from the Board and from his position as our Vice President of Administration, Marketing and Communication.

On May 7, 2007, we appointed R. William Wilson as our Chief Financial Officer, effective upon the resignation of Stephen J. Antol as our Chief Financial Officer on that date. Mr. Antol continued to provide services to us in various capacities until May 15, 2007. We agreed to issue Mr. Antol, each month for a period of twelve months, shares of our common stock with a fair market value equal to $10,000, as determined by the average daily closing price of our common stock during the month prior to such issuance, in consideration of his prior service and standard release of claims.

Entry into Compensation Agreements with Management

Upon appointment of Mr. Pavlich as our Chief Executive Officer and President on April 6, 2007, we issued to Mr. Pavlich 250,000 shares of our common stock in payment of Mr. Pavlich’s compensation for the remainder of calendar year 2007, valued on the date of grant at $0.70 per share. Additionally, on April 6, 2007, Mr. Pavlich was granted an option to purchase 2,500,000 shares of our common stock at an exercise price of $0.70 per share, the fair market value of our stock on the date of grant. The option shall vest in five equal amounts of 500,000 shares upon the initial occurrence of each of the following events: (a) the earlier to occur of (I) a merger with Gold and Minerals, Co., Inc. and (II) such time that the average of the closing price of our common stock over 30 consecutive trading days is at or above $0.75 per share; (b) the earlier to occur of (I) the recommencement of drilling on the El Capitan property or (II) such time that the average of the closing price of our common stock over 30 consecutive trading days is at or above $1.00 per share; (c) the earlier to occur of (I) a qualified joint venture or the receipt of financing from a mining operating company or (II) such time that the average of the closing price of our common stock over 30 consecutive trading days is at or above $1.25 per share; (d) the earlier to occur of (I) the listing of our common stock on a major stock exchange or (II) such time that the average of the closing price of our common stock over 30 consecutive trading days is at or above $1.50 per share; and (e) the earlier to occur of (I) the announcement of a resource calculation relating to fire assays completed on the El Capitan property or (II) such time that the average of the closing price of our common stock over 30 consecutive trading days is at or above $1.75 per share. With respect to the vesting of the option, once an individual vesting criteria is achieved relating to the vesting of 500,000 shares of the option, our repeated achievement of the same vesting criteria will not result in the vesting of an additional 500,000 shares of the option. All unvested portions of the option shall vest immediately upon a change in control.

Upon the appointment of Kenneth P. Pavlich as Chief Executive Officer and President, we, Gold and Minerals Co., Inc., and Pavlich Associates, a sole proprietorship of which Mr. Pavlich is the principal, agreed to terminate certain agreements between the parties relating to the provision of consulting services by Pavlich Associates to us and Gold and Minerals relating to the sale of the El Capitan property.

On April 30, 2007, we entered into an employment agreement with Kenneth P. Pavlich, our President and Chief Executive Officer. The term of the agreement is for two years, with automatic one-year extensions unless either party provides 30 days notice of termination to the other prior to the expiration of the initial term or an extension thereof. Commencing January 1, 2008 and for the remainder of the term of the agreement, Mr. Pavlich will be entitled to a base salary consisting of 25,000 shares of common stock per month, provided the fair market value of the shares issued per month shall not exceed $100,000 based on the value of the average of the daily closing prices of our common stock during the month of service. Additionally, upon the completion of a sale or other transaction of the El Capitan property, Mr. Pavlich will be entitled to bonus compensation equal to 0.5% of value received by us (and our shareholders, if applicable) in such transaction; provided that, our potential consummation of a merger or other consolidation with Gold and Minerals Co., Inc. shall not constitute a transaction whereby the bonus compensation shall apply. In the event Mr. Pavlich is terminated (i) without cause or (ii) within 3 months of a change of control, Mr. Pavlich shall be entitled to receive as severance a stock grant of 600,000 shares of our common stock. Additionally, in the event Mr. Pavlich is terminated within 3 months of a change of control, the unvested portion of his stock option shall vest upon the date of termination.

On May 4, 2007, we entered into an employment agreement with Mr. Wilson relating to his service as Chief Financial Officer to commence May 7, 2007. Pursuant to the agreement, Mr. Wilson is entitled to a monthly base salary of (i) $10,000 and (ii) the issuance of 7,000 shares of our common stock; provided that the aggregate value of the base salary for any month shall not exceed $38,000, of which the value of the shares of common stock issued shall be determined by based on the value of the average of the daily closing prices of our common stock during the month of service. The term of the agreement is for two years, with automatic one-year extensions unless either party provides 30 days notice of termination to the other prior to the expiration of the initial term or an extension thereof. Additionally, upon the completion of a sale or other transaction of the El Capitan property, Mr. Wilson will be entitled to bonus compensation equal to 0.3% of value received by us (and our shareholders, if applicable) in such transaction; provided that, our consummation of a merger or other consolidation with Gold and Minerals Co., Inc. shall not constitute a transaction whereby the bonus compensation shall apply.

In the event Mr. Wilson is terminated (i) without cause or (ii) within 3 months of a change of control, Mr. Wilson shall be entitled to receive as severance $240,000 and a stock grant of 168,000 shares of our common stock. Additionally, all unvested portions of the option shall vest immediately upon such a change in control.

Additionally, the agreement provided for the issuance to Mr. Wilson of a stock option to purchase 1,000,000 shares of our common stock at an exercise price of $0.50, the closing price of our common stock on May 7, 2007, the date on which Mr. Wilson commenced employment. The option shall vest in five equal amounts of 200,000 shares upon the initial occurrence of each of the following events: (a) the earlier to occur of (I) a merger between us and Gold and Minerals, Co., Inc. and (II) such time that the average of the closing price of our common stock over 30 consecutive trading days is at or above $0.75 per share; (b) the earlier to occur of (I) the recommencement of drilling on the El Capitan property or (II) such time that the average of the closing price of the our common stock over 30 consecutive trading days is at or above $1.00 per share; (c) the earlier to occur of (I) a qualified joint venture or the receipt of financing from a mining operating company or (II) such time that the average of the closing price of our common stock over 30 consecutive trading days is at or above $1.25 per share; (d) the earlier to occur of (I) the listing of our common stock on a major stock exchange or (II) such time that the average of the closing price of our common stock over 30 consecutive trading days is at or above $1.50 per share; and (e) the earlier to occur of (I) the announcement of a resource calculation relating to fire assays completed on the El Capitan property or (II) such time that the average of the closing price of our common stock over 30 consecutive trading days is at or above $1.75 per share. With respect to the vesting of the option, once an individual vesting criteria is achieved relating to the vesting of 200,000 shares of the option, our repeated achievement of the same vesting criteria will not result in the vesting of an additional 200,000 shares of the Option.

On June 11, 2007, we approved the issuance of common stock purchase options in amount of 50,000 shares each to Charles C. Mottley, Kenneth P. Pavlich, Bruce F. Snyder and R. William Wilson for their service as directors. All options were granted with a purchase price of $0.41 per share, the fair value of our common stock on June 11, 2007. All options vest at the rate of 50% on January 1, 2008 and 50% on January 1, 2009, and are subject to certain acceleration provisions. The options have a three-year term and were issued pursuant to our 2005 Stock Incentive Plan.

Interim Financial Statements - Quarter Ended June 30, 2007

Included in this prospectus supplement beginning at page F-1 are our interim financial statements as of and for the three month period ended June 30, 2007, including the accompanying footnotes thereto. These interim financial statements, which were included in our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007, should be read in conjunction with the audited financial statements as of and for the fiscal year ended September 30, 2006, which were included in the Prospectus.

Management’s Discussion And Analysis Or Plan Of Operation

The accompanying management’s discussion and analysis of our financial condition or plan of operations should be read in conjunction with Management’s Discussion and Analysis of Financial Condition or Plan of Operations and our audited financial statements, and notes thereto, for the fiscal year ended September 30, 2006, included in the Prospectus.

RESULTS OF OPERATIONS

Operating Results for the Three Months Ended June 30, 2007 and 2006

Revenues

We have not yet realized any revenue from operations, nor do we expect to realize potential revenues until one of our properties is sold. There is no guaranty that we will achieve proven viable precious metals at our various property site locations.

Expenses and Net Loss

Our expenses increased by $602,500 from $812,045 for the three months ended June 30, 2006, to $1,417,545 for the three months ended June 30, 2007. The decrease is primarily attributable to an increase in general and administrative costs of $715,845 due to changes in the calculation and recognition of option and warrant expenses, decreased costs associated with the issuance of debt and conversion aggregating $195,018, an increase in officer and administration compensation of $373,324 which is attributable to prepayment of the CEO’s calendar 2007 compensation and non-recurring severance costs, a reduction in professional fees aggregating $44,931 a reduction in interest and other expense of $62,247 and reduced exploration costs of $184,473 which was attributable to the termination of research on the proprietary process for the extraction of precious metal and reduced costs incurred on the El Capitan project.

Our total net loss for the three months ended June 30, 2007 increased to $1,417,545 as compared to a net loss of $815,045 incurred for the comparable three-month period ended June 30, 2006. The increase in loss for the current period is attributable to the aforementioned increases in expenses.

Operating Results for the Nine Months Ended June 30, 2007 and 2006

Revenues

We have not yet realized any revenue from operations, nor do we expect to realize potential revenues until one of our properties is sold. There is no guaranty that we will achieve proven viable precious metals at our various property site locations.

Expenses and Net Loss

Our expenses increased by $524,937 from $2,825,075 for the nine months ended June 30, 2006, to $3,347,864 for the nine months ended June 30, 2007. The increase is primarily attributable to increased general and administrative costs associated with changes aggregating $1,511,068 in the calculation and recognition of option and warrant expenses, a increase in officer and administration compensation of $198,342 which is attributable to a the prepayment of the CEO’s salary for calendar 2007 and the conversion of staff consultants to employees in fiscal 2007 and due to non-recurring severance costs, a reduction in professional fees aggregating $309,104, a reduction in interest and other expense of $122,719, decreased costs associated with the issuance of debt and conversion aggregating $340,003, and reduced exploration costs of $414,795 which was attributable to the termination of research on the proprietary process for the extraction of precious metal and reduced costs incurred on the El Capitan project.

Our total net loss for the nine months ended June 30, 2007 increased to $3,347,864 as compared to a net loss of $2,825,075 incurred for the comparable nine-month period ended June 30, 2006. The increase in loss for the current period is attributable to the aforementioned increases in expenses.

PLAN OF OPERATION

Business Strategies

To address the going concern problem addressed in our financial statements, we will require raising additional working capital. We will also require additional working capital funds for continuing payments for necessary corporate personnel, related general and administrative expenses and for the continued implementation of our business strategies.

We can make no assurance, however, that we will be able to have access to the capital markets in the future, or that the financing will be available on terms acceptable to satisfy our cash requirements. Our inability to access various capital markets or acceptable financing could have a material effect on our results of operations, deployment of our business strategies and could severely threaten our ability to operate as a going concern.

During the next twelve months, we will concentrate on raising the necessary working capital through equity financing and an acceptable debt facility to insure our ability to implement our business strategies. To the extent that additional capital is raised through the sale of equity or equity related securities, the issuance of such securities would result in dilution of our current shareholders.

We will continue to develop the El Capitan deposit with the intent to formalize and implement the marketing plan for the sale of this site.

On July 19, 2007 the Company announced that it had submitted a Plan of Operation for continued exploration on a 2,000 acre parcel within its 7,000 acre El Capitan claim block near Capitan, New Mexico. The existing 6.1 million gold-equivalent ounce Measured Resource (Canadian National Instrument 43-101 standard) is contained within a 200 acre parcel of this defined exploration zone. Previous exploration efforts have focused on private, patented land and nearby federal claims. However, the unconventional permitting approach used in those efforts severely limited the opportunity for exploration expansion of the deposit, and ultimately curtailed exploration activity since May 2006.

In order to insure timely and appropriate permitting, the company has hired an experienced, New Mexico headquartered, environmental services firm, GL Environmental, to manage this effort. When the permit is granted, it will provide the opportunity for a professional and methodical investigation into the additional geologic potential of this portion of the Company’s holdings, without the requirement to undergo further time-consuming permitting efforts. The area being permitted will allow access to a number of high-potential targets identified through previous surface sampling and remote sensing efforts, as well as to the prospective area to the west of the existing deposit, which remains open to geologic resource extension. This U.S. Forest Service permitting effort, governed by the National Environmental Policy Act (NEPA) of 1972, is a robust process that will take a minimum of four months, as prescribed by regulations. However, the typical process generally takes somewhat longer than the prescribed time frame, and is dependent upon a number of factors outside of our control, including, without limitation, governmental approvals, licensing and permitting, as well as potential opposition by third parties. Consequently, exploration activity is not likely to resume until 2008. Concurrently, GL Environmental will submit an permit application with the New Mexico Mining & Minerals Division. Both permits must be approved prior to the commencement of drilling activity.

On August 8, 2007 the Company announced that it had agreed to merger terms with Gold and Minerals Company, Inc. (G&M) subject to appropriate due diligence and shareholder approval. ECPN will exchange 118.965 million shares of common stock for 100% of G&M’s outstanding common stock. When combined with ECPN’s 79.310 million outstanding shares, the merged company will have 198.275 million outstanding shares of common stock. The final number of shares in the exchange will be subject to adjustment for working capital at the time of the merger. The primary asset of G&M is a 60% ownership in EL Capitan Limited, the company that holds the El Capitan deposit and its related assets. ECPN currently controls the remaining 40% of El Capitan Limited. The consummation of the merger generally, and at the terms referenced above specifically, is subject to a number of conditions, including, without limitation, the negotiation and completion of a definitive merger agreement, satisfaction of due diligence by the parties, shareholder approval of G&M, completion and effectiveness of a registration statement, and other standard conditions in similar transactions. The companies expect to complete the merger prior to year-end.

Additional Information About the Merger and Where to Find It

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger of ECPN and G&M, ECPN will file a registration statement on Form S-4, which will constitute a proxy statement of G&M that also constitutes a prospectus of ECPN, and other documents with the SEC. Such registration statement, however, is not currently available. SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4 AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ECPN, G&M AND THE PROPOSED MERGER. Once filed, shareholders and investors will be able to obtain these documents, as well as other filings containing information about ECPN and G&M, without charge at the SEC’s website (http://www.sec.gov). Copies of filings made by ECPN will also be available, without charge, once they are filed with the SEC by directing a request to ECPN’s Investor Relations at (775) 201-0168 or info@ElCapitanPMi.com.

Liquidity

As of June 30, 2007, we had $70,822 of cash on hand. We will be required to raise additional capital in equity or financing transactions in order to satisfy our expected cash expenditures. At June 30, 2007, based upon our current cash utilization rate, we have cash to fund three months of operations.

Historically we have not generated any revenues from operations and have generated interest income revenue on a nominal basis. Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have incurred losses from inception to date. Our primary source of funds used during the fiscal year ended September 30, 2006, was from the sale of and issuance of equity securities during fiscal 2005 and 2006.

During the period October 1, 2006, through February 21, 2007, we issued 2,090,000 shares of common stock to shareholders upon the exercise of warrants at $0.50 per share for aggregate cash proceeds of $1,045,000. Additionally, as an inducement to exercise these warrants, we issued the participating warrant holders a two-year warrant to purchase one share of common stock at an exercise price of $1.37 per share for each warrant exercised. The warrants are callable under certain circumstances. During April 2007, under the same terms and conditions, we received a $34,000 payment towards a warrant exercise for 68,000 shares of common stock to at $0.50 per share.

We also contemplate the exercise of the call options on various outstanding warrants, which if exercised, would provide us significant working capital to continue our exploratory programs. Such warrants are callable at our option if (i) the closing sales price of our common stock is at or above $1.25 per share for a period of ten consecutive days relating to some of the warrants, or $1.99 per share for a period of twenty consecutive days relating to other warrants (each subject to adjustment as appropriate for stock splits, stock dividends, stock combinations, etc.) and (ii) the shares of common stock issuable upon exercise of the warrants are covered under an effective registration statement. In such an event, we must provide thirty days written notice of our exercise of such call right. In the event the warrant holder does not exercise the warrant within such thirty-day time period, the warrants are redeemable by us at a price per warrant share of $.001.

Since June 30, 2007, Gold and Minerals Co., Inc. has made payments of $65,000 on its obligation for costs advanced by us on their behalf on the El Capitan project. At June 30, 2007, we had advances aggregating $150,015 due from Gold and Minerals Co., Inc.

In April 2007 three officers of the Company resigned their positions. The resignation of the three aforementioned officers has decreased the monthly cash burn rate by approximately $35,500.

Additionally, we continually evaluate business opportunities such as joint venture processing agreements with the objective of creating cash flow to sustain the corporation and provide a source of funds for growth and continued development of the El Capitan project. There are no assurances of success in our ability to obtain continued financing through capital markets, joint ventures, or other acceptable arrangements. If management’s plans are not successful, operations and liquidity may be adversely impacted. In the event that we are unable to obtain additional working capital, we may be forced to reduce our operating expenditures or to cease development and operations altogether.

Factors Affecting Future Operating Results

We have generated no revenues, other than interest income, since inception. As a result, we have only a limited operating history upon which to evaluate our future potential performance. Our potential must be considered by evaluation of all risks and difficulties encountered by new companies which have not yet established their business operations.

The price of gold has experienced an increase in value over the past three years. Any significant drop in the price of gold, other precious metals or iron ore prices may have a materially adverse affect on the future results of the our operations unless we are able to offset such a price drop by substantially increased production.

We have no proven or probable reserves and have no ability to currently measure or prove our reserves other then relying on information produced by the government in the 1940’s on the El Capitan mine site in New Mexico. We are currently having geological work performed at this site and having an economically feasible precious metals recovery process developed by an outside metallurgical firm for the ore at this site.

Off-Balance Sheet Arrangements

During the quarter ended June 30, 2007, we did not engage in any off balance sheet arrangements as defined in item 303(c) of the SEC’s Regulation S-B.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and judgments that significantly affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Note 3, “Significant Accounting Policies” in the Notes to the Consolidated Financial Statements in our Form 10-KSB for the year ended September 30, 2006, describe our significant accounting policies which are reviewed by management on a regular basis.

An accounting policy is deemed by us as critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonable likely to occur periodically, could materially impact the financial statements. The policies and estimates that we believe are most critical to the preparation of our consolidated financial statements and that require a higher degree of judgment are:

Stock-based compensation; and

Valuation of warrants and options under the Black-Scholes option pricing model.

El Capitan Precious Metals, Inc.
Financial Statements for the Quarter Ended June 30, 2007

Page

Consolidated Balance Sheet as of June 30, 2007 (Unaudited)	F-2

Consolidated Statement of Expenses for the three and nine months ended June 30, 2007 and 2006 (Unaudited) and from July 26, 2002 (Inception) to June 30, 2007 (Unaudited)	F-3

Consolidated Statements of Stockholders’ Equity (Deficit) from July 26, 2002 (Inception) to June 30, 2007 (Unaudited)	F-4

Consolidated Statements of Cash Flows for the nine months ended June 30, 2007 and 2006 (Unaudited) and from July 26, 2002 (Inception) to June 30, 2007 (Unaudited)	F-5

Notes to the Consolidated Financial Statements (Unaudited)	F-7

EL CAPITAN PRECIOUS METALS, INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEET
June 30, 2007
(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$70,822
Advances to employees	40,640
Prepaid expenses	62,686
Due from affiliate company	150,015
Total Current Assets	324,163

FURNITURE AND EQUIPMENT, NET	94,146
OTHER ASSETS:
Investment in exploration property	788,808
Deposits	31,108

$1,238,225

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$295,582
Accounts payable - related party	15,334
Accrued liabilities	58,944
Interest payable, other	64,406
Note payable	42,379
Total Current Liabilities	476,645

STOCKHOLDERS' EQUITY:
Preferred stock, $0.001 par value; 5,000,000 shares authorized;	-
none issued and outstanding
Common stock, $0.001 par value; 300,000,000 shares authorized;
79,317,617 issued and outstanding	79,318
Additional paid-in capital	14,214,335
Deficit accumulated during the exploration stage	(13,532,073)
Total Stockholders' Equity	761,580

$1,238,225

The accompanying notes are an integral part of these consolidated financial statements.

EL CAPITAN PRECIOUS METALS, INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF EXPENSES
(Unaudited)

	Three Months Ended June 30,		Nine Months Ended June 30,		Period From July 26, 2002 (Inception)Through June 30,
	2007	2006	2007	2006	2007

OPERATING EXPENSES:
Professional fees	$18,770	$34,312	$101,409	$356,211	$3,258,314
Officer compensation	529,324	36,000	781,342	158,000	1,945,358
Administration compensation	-	120,000	60,000	485,000	1,083,875
Management fees, related party	-	-	-	-	320,500
Legal and accounting fees	41,664	71,053	109,482	163,784	854,153
Exploration	59,295	243,768	276,426	691,221	1,835,245
Other general and administrative	767,981	52,136	1,770,713	259,645	2,506,548

LOSS FROM OPERATIONS	(1,417,034)	(557,269)	(3,099,372)	(2,113,861)	(11,803,993)

OTHER INCOME (EXPENSE):
Interest income	250	2,541	5,061	14,143	35,571
Miscellaneous income	-	-	2,148	-	2,148
Interest expense:
Related party	-	-	-	-	(28,220)
Other	(761)	(65,299)	(19,460)	(149,113)	(346,723)
Accretion of note payable discount	-	(145,194)	(236,241)	(397,848)	(1,109,399)
Expenses associated with issuance of debt
and conversion	-	(49,824)	-	(178,396)	(281,457)

NET LOSS	$(1,417,545)	$(815,045)	$(3,347,864)	$(2,825,075)	$(13,532,073)

Basic and Diluted Loss Per Common Share	$(0.02)	$(0.01)	$(0.04)	$(0.04)

Basic and Diluted - Weighted Average Number
of Common Shares Outstanding	79,181,419	73,070,873	77,812,553	72,445,608

The accompanying notes are an integral part of these consolidated financial statements.

EL CAPITAN PRECIOUS METALS, INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For The Nine Months Ended June 30, 2007

	Common Stock		Additional Paid-In	Deficit Accumulated During The Exploration
	Shares	Amount	Capital	Stage	Total
Balances, September 30, 2006	74,896,909	$74,897	$10,307,075	($10,184,209)	$197,763

Stock issued for conversion of convertible note at $0.50 per share	1,500,000	1,500	748,500	-	750,000

Common stock sold in private placement October 2006 at $0.50 per share	50,000	50	24,950	-	25,000

Common stock sold by the exercise of warrants at $0.50 per share	2,090,000	2,090	1,042,910	-	1,045,000

Common stock issued for compensation April 2007 @ $.070 per share	250,000	250	174,750		175,000

Common stock issued for exercise of warrants in April 2007 @ $.050 per share	68,000	68	33,932		34,000

Common stock issued for severance in April 2007 @ $0.70 per share	375,000	375	262,125		262,500

Common stock issued for consulting in April 2007 @ $0.70 per share	15,000	15	10,485		10,500

Common stock issued for compensation May 2007 @ $0.57 per share	7,500	8	4,267		4,275

Common stock issued for severance June 2007 @ $0.54 per share	37,038	37	19,963		20,000

Common stock issued for compensation June 2007 @ $0.54 per share	28,170	28	15,184		15,212

Cost associated with issuance of warrants and options	-	-	1,489,872	-	1,489,872

Change in provision for deferred tax liability related to the book and tax difference due to debt discount	-	-	80,322	-	80,322

Net loss for the nine months ended June 30, 2007	-	-	-	(3,347,864)	(3,347,864)

Balances, June 30, 2007	79,317,617	$79,318	$14,214,335	$(13,532,073)	$761,580

The accompanying notes are an integral part of these consolidated financial statements.

EL CAPITAN PRECIOUS METALS, INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
	Nine Months Ended June 30,		Period From 27-Jul-02 (Inception) Through June 30,
	2007	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,347,864)	$(2,825,075)	$(13,532,073)
Adjustments to reconcile net loss to
net cash used in operating activities:
Costs associated with common stock, options and warrants	1,489,872	521,250	5,571,926
Non-cash expense with affiliate	-	7,801	7,801
Shares issued for services	487,487	-	487,487
Loss on conversion of debt	-	128,572	225,207
Accretion of discount on notes payable	236,241	397,848	1,149,588
Loss on sale of fixed assets	9,903	-	9,903
Provision for uncollectible note receivable	-		62,500
Depreciation	16,490	11,522	40,302
Changes in operating assets and liabilities:
Advance to officer	-	1,064	-
Employee advances	(31,983)	-	(38,249)
Interest receivable	-	-	(13,611)
Prepaid expenses	32,354	(124,901)	(62,686)
Expense advances on behalf of affiliated company	(26,208)	(398,296)	(713,005)
Deposits	(263)	-	(31,108)
Accounts payable	(68,133)	(6,386)	290,216
Accounts payable - related party	15,334	-	15,334
Accrued liabilities	(69,924)	(15,733)	171,080
Interest payable, other	(22,216)	3,398	64,406
Net Cash Used in Operations	(1,278,910)	(2,298,936)	(6,294,982)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property interest	-	(149,060)	(100,000)
Purchase of furniture and equipment	(3,780)	(73,863)	(146,744)
Issuance of notes receivable	-	-	(249,430)
Payments received on notes receivable	-	-	66,930
Cash paid in connection with acquisition of DLM Services, Inc.	-	-	(50,000)
Net Cash Used in Investing Activities	(3,780)	(222,923)	(479,244)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the sale of common stock	25,000	1,091,833	3,306,606
Costs associated with the sale of stock	-	(5,368)	(19,363)
Proceeds from notes payable, related parties	-	-	219,900
Stock subscriptions received	-	68,000	-
Proceeds from warrant exercises	1,079,000	-	1,079,000
Proceeds from notes payable, other	54,529	1,300,000	2,376,829
Repayment of notes payable, related parties	-	-	(61,900)
Repayment of notes payable, other	(12,150)	-	(56,024)
Net cash Provided by Financing Activities	1,146,379	2,454,465	6,845,048

NET CHANGE IN CASH AND CASH EQUIVALENTS	(136,311)	(67,394)	70,822

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	207,133	131,772	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$70,822	$64,378	$70,822

The accompanying notes are an integral part of these consolidated financial statements.

EL CAPITAN PRECIOUS METALS, INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
	Nine Months Ended June 30,		Period From July 26, 2002 (Inception) Through June 30,
SUPPLEMENTAL CASH FLOW INFORMATION:	2007	2006	2007
Cash paid for interest	$-	$130,508	$188,040
Cash paid for income taxes	100	-	100

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES:
Issuance of common stock to Gold & Minerals Company, Inc.
in connection with the purchase of interest of El Capitan, Ltd.	$-	$-	$8
Issuance of common stock to Gold & Minerals Company, Inc.
in connection with the purchase of interest of the COD
property	-	-	3,600
Issuance of common stock to Gold & Minerals Company, Inc.
in connection with the purchase of interest of the Weaver
property	-	-	3,000
Conversion of accounts payable to equity	-	-	31,381
Conversion of accrued interest to equity	-	-	15,971
Non-cash advance from affiliated company	-	(711,865)	562,990
Non-cash offsets to affiliate		719,666	719,666
Conversion of notes payable and accrued interest for the
issuance of common stock	750,000	600,000	2,495,544
Conversion of accrued fees payable for the issuance
of common stock	-		112,136

The accompanying notes are an integral part of these consolidated financial statements.

EL CAPITAN PRECIOUS METALS, INC.
(An Exploration Stage Company)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of El Capitan Precious Metals, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in El Capital Precious Metals, Inc.'s Annual Report for the fiscal year ended September 30, 2006 on Form 10-KSB filed with the SEC. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2006 as reported in the form 10−KSB have been omitted.

Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming El Capitan will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. El Capitan is an exploration stage company and since its inception has had no revenues and through June 30, 2007, has incurred recurring losses aggregating $13,532,073 during the exploration stage. In addition, El Capitan does not have a revolving credit facility with any financial institution. These factors raise substantial doubt about El Capitan’s ability to continue as a going concern. The ability of El Capitan to continue as a going concern is dependent on raising additional capital, negotiating adequate financing arrangements and on achieving sufficiently profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should El Capitan be unable to continue as a going concern.

NOTE 3 - DUE FROM AFFILIATES

During the period October 2004 through June 2007, El Capitan made net payments on behalf of Gold & Minerals Co., Inc. (“Minerals”) aggregating to $1,192,553 relating to costs incurred by El Capitan Limited (“ECL”) on the El Capitan property site. Pursuant to a verbal agreement with Minerals effective October 1, 2004, costs incurred by ECL at the El Capitan site are to be split between the companies in accordance with their percentage ownership interest in ECL, of which El Capitan holds a 40% equity interest, and Minerals holds the remaining 60% equity interest. Through June 30, 2007, Minerals has reimbursed El Capitan $1,042,538 of the advanced costs leaving a balance due to El Capitan of $150,015.

NOTE 4 - NOTES PAYABLE OTHER

On October 28, 2005, El Capitan issued an 8% secured convertible debenture note for $750,000 to an investment company. The note has a maturity of one and one-half years and contains a conversion feature into common stock at $0.50 per share. The note also provided for a five-year warrant for 500,000 shares of common stock at $0.60 per share and is collateralized by 2,160,000 shares of the US Canadian common stock that El Capitan owns. El Capitan also issued a three-year warrant for 225,000 shares of common stock at $0.60 per share as a finder’s fee. In November 2006, El Capitan issued 600,000 shares of common stock at $0.50 per share for the partial conversion of $300,000. In February 2007, El Capitan issued 900,000 shares of common stock at $0.50 per share for the remaining conversion of $450,000. The conversions were made pursuant to the terms of the convertible note payable.

The intrinsic value of the beneficial conversion feature of the note was $384,320 and the portion of the proceeds allocated to the warrants issued in connection with the debt amounted to $84,320. Accordingly, $468,640 was recognized as a discount of the convertible debt and an addition to paid-in capital. At June 30, 2007, the discount had fully been amortized.

NOTE 5 - STOCKHOLDER’S EQUITY

Issuances of Common Stock, Warrants and Options

Common Stock

On October 4, 2006, El Capitan issued 50,000 restricted common shares at $0.50 per share to an accredited investor pursuant to a private placement for $25,000.

During the quarter ended December 31, 2006, El Capitan issued 1,712,500 shares of common stock for aggregate cash proceeds of $856,250, to shareholders on the exercise of warrants at $0.50 per share. Additionally, as an inducement to exercise these warrants, the participating warrant holders were issued a two-year warrant to purchase one share of common stock at an exercise price of $1.37 per share for each warrant exercised. The warrants are callable under certain circumstances.

On November 15, 2006, El Capitan issued 600,000 shares of common stock at $0.50 per share pursuant to the terms of conversion of a convertible note payable for consideration of a principal reduction of $300,000 on a $750,000 convertible note payable.

During the quarter ended March 31, 2007, El Capitan issued 377,500 shares of common stock for aggregate cash proceeds of $188,750 to shareholders on the exercise of warrants at $0.50 per share. Additionally, as an inducement to exercise these warrants, the participating warrant holders were issued a two-year warrant to purchase one share of common stock at an exercise price of $1.37 per share for each warrant exercised. The warrants are callable under certain circumstances.

On February 21, 2007, El Capitan issued 900,000 shares of common stock at $0.50 per share in payment of $450,000 on the $750,000 convertible note payable.

On April 6, 2007, El Capitan issued 250,000 shares of common stock at $0.70 per share in payment of El Capitan’s Chief Executive Officer’s compensation for the remainder of the calendar year 2007.

On April 6, 2007 El Capitan issued 175,000 shares of common stock at $0.70 per share in payment of severance to a Vice President of El Capitan who had resigned.

On April 6, 2007 El Capitan issued 200,000 shares of common stock at $0.70 per share in payment of severance to a Vice President of El Capitan who had resigned.

On April 6, 2007 El Capitan issued 15,000 shares of common stock at $0.70 per share in consideration of services rendered to El Capitan’s board of directors by a board member.c

On April 20, 2007 El Capitan issued 68,000 shares of common stock for aggregate cash proceeds of $34,000, to a shareholder on the exercise of a warrant at $0.50 per share.

During the quarter ended June 30, 2007, El Capitan issued 37,038 shares of common stock at $0.54 per share in payment of monthly severance obligations to two former employees.

During the quarter ended June 30, 2007, El Capitan issued 7,500 shares of common stock at $0.57 per share and 28,170 shares of common stock at $0.54 per share pursuant to employment agreements with El Capitan’s Chairman and Chief Financial Officer.

Warrants

During the nine months ended June 30, 2007, El Capitan issued 2,140,000 warrants. The following table summarizes warrant activity for the nine months ended June 30, 2007:
	Warrants Outstanding		Warrants Exercisable
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance, September30, 2006	7,781,364	$0.55	7,781,364	$0.55
Granted	2,140,000	1.37	2,140,000	1.37
Cancelled	—	—	—	—
Exercised	(2,158,000)	(0.50)	(2,158,000)	(0.50)

Balance, June 30, 2007	7,763,364	0.79	7,763,364	0.79

Weighted average contractual
life in years	1.9		1.9

Aggregate intrinsic value	$816,058		$816,058

Options

On November 13, 2006, Mr. Kenneth P. Pavlich was appointed to El Capitan’s Board of Directors and was granted 100,000 options under El Capitan’s 2005 Stock Incentive Plan at an exercise price of $0.83, the closing price on the date of grant. Fifty percent of the options vested on January 1, 2007, and the remaining vested on July 1, 2007. Total option expense related to this award was $63,000 with $63,000 expensed through June 30, 2007 and $0 to be expensed in future periods.

On December 8, 2006, Mr. Bruce F. Snyder was appointed to El Capitan’s Board of Directors and was granted 100,000 options under El Capitan’s 2005 Stock Incentive Plan at an exercise price of $1.20, the closing price on the date of grant. Fifty percent of the options vested on January 1, 2007, and the remaining vested on July 1, 2007. Total option expense related to this award was $91,000 with $91,000 expensed through June 30, 2007 and $0 to be expensed in future periods.

On April 6, 2007, Mr. Kenneth P. Pavlich was appointed as El Capitan’s Chief Executive Officer and President and was granted an option to purchase 2,500,000 shares of El Capitan’s common stock at an exercise price of $0.70 per share, the closing price on the date of the grant. The option shall vest in five equal amounts of 500,000 shares upon the initial occurrence of each of the certain events detailed in his employment agreement. Total option expense related to this award was $1,537,970 with $351,170 expensed through June 30, 2007 and $1,186,800 to be expensed in future periods.

On April 6, 2007, Mr. James G. Ricketts was granted an option to purchase 250,000 shares of El Capitan’s common stock at an exercise price of $0.70 per share, the closing price on the date of the grant. The option was granted pursuant to his resignation as an officer and director of El Capitan. The option vested immediately. Total option expense related to this award was $99,043 with $99,043 expensed through June 30, 2007 and $0 to be expensed in future periods.

On April 6, 2007, Mr. L. Ronald Perkins was granted an option to purchase 200,000 shares of El Capitan’s common stock at an exercise price of $0.70 per share, the closing price on the date of the grant. The option was granted pursuant to his resignation as an officer and director of El Capitan. The option vests immediately. Total option expense related to this award was $79,234 with $79,234 expensed through June 30, 2007 and $0 to be expensed in future periods.

On May 7, 2007, Mr. R. William Wilson was appointed as El Capitan’s Chief Financial Officer was granted an option to purchase 1,000,000 shares of El Capitan’s common stock at an exercise price of $0.50 per share, the closing price on the date of the grant. The option shall vest in five equal amounts of 200,000 shares upon the initial occurrence of each of the certain events detailed in his employment agreement. Total option expense related to this award was $437,879 with $76,910 expensed through June 30, 2007 and $360,969 to be expensed in future periods.

On June 11, 2007, each of El Capitan’s four directors was granted an option to purchase 50,000 shares of El Capitan’s common stock at an exercise price of $041 per share, the closing price on the date of the grant. Fifty percent of the options will vest on January 1, 2008, and the remaining will vest on January 1, 2009. Total aggregate option expense related to these awards was $48,960 with $2,040 expensed through June 30, 2007 and $46,920 to be expensed in future periods.

The following table summarizes the option activity for the nine months ended June 30, 2007:

	Options Outstanding		Options Exercisable
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance, September 30, 2006	1,529,000	$1.01	1,004,000	$1.24
Vested	—		625,000	0.63
Granted	4,350,000	1.02	—	—
Exercised	—	—	—	—
Balance, June 30, 2007	5,879,000	1.01	1,629,000	1.01

Weighted average contractual
life in years	6.5		6.3

Aggregate intrinsic value	$115,500		$115,500

The aggregate intrinsic value in the warrant and option tables above represents total pretax intrinsic value (the difference between El Capitan’s closing stock price on June 30, 2007, and the exercise price, multiplied by the number of in-the-money warrants or options) that would have been received by the warrant or option holders had all warrant or option holders exercised their warrants or options on June 30 2007. These amounts change based on the fair market value of El Capitan’s stock. The intrinsic value of warrants exercised for the nine months ended June 30, 2007, was $(172,640). El Capitan issues new shares of common stock upon the exercise of warrants or options.

At June 30, 2007, 1,240,317 shares were still available for future grants under El Capitan’s 2005 Stock Incentive Plan.

At June 30, 2007, El Capitan had $1,594,689 of unrecognized compensation expense related to options issued that will be recognized over the next eighteen months.
NOTE 6 - SUBSEQUENT EVENTS

Since June 30, 2007 El Capitan received $65,000 from Gold & Minerals Co., Inc. for payment on the amounts advanced on their behalf for the El Capitan project.

On July 9, 2007 El Capitan issued 4,684 shares of common stock at $2.37 per share in settlement of a March 2006 agreement to provide El Capitan with web site services.

Subsequent to June 30, 2007, El Capitan issued 47,620 shares of common stock at $0.42 per share and 48,782 shares of common stock at $0.41 per share in payment of monthly severance obligations to two former employees.

Subsequent to June 30, 2007, El Capitan issued 22,000 shares of common stock at $0.42 per share and 14,500 shares of common stock at $0.41 per share pursuant to employment agreements with El Capitan’s Chairman and Chief Financial Officer.